1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: August 11, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Sony Semiconductor Solutions and TSMC Agreed to Establish Joint Venture
for Next-Generation Image Sensors

HSINCHU, Taiwan, R.O.C. and ATSUGI, Japan, August 11, 2026 – Sony Semiconductor Solutions Corporation (“Sony”) and Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) (TWSE: 2330, NYSE: TSM) today announced the execution of a legally binding definitive agreement for the establishment of Advanced Vision Semiconductor Manufacturing Corporation as a joint venture (“JV”) in Koshi City, Kumamoto Prefecture, Japan. The JV will serve as a core hub for the development and manufacturing activities required for the volume production of image sensors for smartphones utilizing advanced manufacturing process technology. The JV is expected to commence volume production in 2029.

Sony will be the sole controlling shareholder and the JV is planned to operate as a consolidated subsidiary of Sony Group Corporation. The Representative Director of the JV is planned to be appointed by Sony.

Pursuant to the definitive agreement, Sony plans to contribute approximately 465 billion yen to the JV through a combination of cash contributions and the transfer of its assets* through a company split. TSMC plans to make cash contributions of approximately 282 billion yen. These capital contributions are expected to be made in phases based on market demand and other relevant business conditions. In addition to these capital contributions by Sony and TSMC, investments required to realize the production capacity planned by the JV are being considered on the premise that they would receive support from the Japanese government.

Under the strategic partnership, Sony intends to take a leading role in the development of core image sensor technologies, as well as product planning and product design. The JV plans to leverage TSMC’s advanced process technology and manufacturing expertise to drive development and manufacturing activities required for the volume production. Through this collaboration, the companies intend to accelerate the commercialization of image sensor products driven by customer needs while advancing technological innovation and strengthening manufacturing capacity.

The establishment of the JV and completion of the transaction are subject to the receipt of required regulatory approvals and the satisfaction of other customary closing conditions.

All other aspects of the partnership remain unchanged from the announcement by Sony and TSMC titled “Sony Semiconductor Solutions and TSMC Enter Preliminary Agreement for Next-Generation Image Sensor Strategic Partnership” issued on May 8, 2026.

* Sony’s newly constructed fab in Koshi City, Kumamoto Prefecture, Japan, in which Sony has already invested.

About Sony Semiconductor Solutions
Sony Semiconductor Solutions Corporation is a wholly owned subsidiary of Sony Group Corporation and operates a semiconductor device business centered on image sensors. As a leading company in image sensors, it develops imaging technologies that provide convenience and enjoyment to individuals, and through advances in sensing technologies, expands the visual and recognition capabilities of people and machines, contributing to the creation of new value in society and industry.
For more information, please visit: https://www.sony-semicon.com/en/.
About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 305 distinct process technologies, and manufactured 12,682 products for 534 customers in 2025 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	TSMC Media Contacts:
Wendell Huang Senior Vice President and CFO	Nina Kao Head of Public Relations E-Mail: press@tsmc.com
Sony Semiconductor Solutions Corporate Public Relations: semicon.press@sony.com